Condensed Consolidated Interim Financial Statements

Points International Ltd.

March 31, 2021

Contents

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Points International Ltd.

Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars

(Unaudited)

As at	Note	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$84,682	$73,070
Cash held in trust		599	280
Funds receivable from payment processors		8,955	5,795
Accounts receivable		5,965	3,559
Prepaid taxes		1,527	1,760
Prepaid expenses and other assets	13	2,942	3,075
Total current assets		$104,670	$87,539
Non-current assets
Property and equipment		1,266	1,529
Right-of-use assets		1,700	1,862
Intangible assets		11,677	12,130
Goodwill		5,681	5,681
Deferred tax assets		3,431	3,087
Other assets		202	202
Total non-current assets		$23,957	$24,491
Total assets		$128,627	$112,030

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,435	$5,766
Income taxes payable		675	489
Payable to loyalty program partners		60,096	50,629
Current portion of lease liabilities		1,173	1,156
Current portion of other liabilities		953	847
Current portion of long term debt		-	3,500
Total current liabilities		$68,332	$62,387

Non-current liabilities
Long term debt	9	-	11,500
Lease liabilities		887	1,136
Other liabilities		50	57
Deferred tax liabilities		1,526	1,731
Total non-current liabilities		$2,463	$14,424
Total liabilities		$70,795	$76,811

SHAREHOLDERS' EQUITY
Share capital		72,769	49,251
Contributed surplus		2,025	1,795
Accumulated other comprehensive income		580	623
Accumulated deficit		(17,542)	(16,450)
Total shareholders' equity		$57,832	$35,219
Total liabilities and shareholders' equity		$128,627	$112,030
Guarantees and Commitments	11

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

Expressed in thousands of United States dollars, except per share amounts (Unaudited)

For the three months ended March 31	Note	2021	2020(1)
REVENUE
Principal		$60,242	$75,870
Other partner revenue		4,783	6,803
Total Revenue	5	$65,025	$82,673
Direct cost of revenue		56,025	68,846
Gross Profit		$9,000	$13,827

OPERATING EXPENSES
Sales and marketing	14	3,560	4,521
Research and development	14	2,530	3,628
General and administrative	14	2,701	3,141
Depreciation and amortization		1,417	1,249
Total Operating Expenses		$10,208	$12,539

Foreign exchange loss (gain)	14	227	(38)
Finance and other income		(54)	(189)
Finance costs		126	88

(LOSS) INCOME BEFORE INCOME TAXES		$(1,507)	$1,427

Income tax (recovery) expense		(415)	309
NET (LOSS) INCOME		$(1,092)	$1,118

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges		253	(1,485)
Income tax effect		(67)	393
Reclassification to net income of (gain) loss on foreign exchange derivatives designated as cash flow hedges		(314)	99
Income tax effect		83	(26)
Foreign currency translation adjustment		2	17
Other comprehensive loss for the period, net of income tax		$(43)	$(1,002)

TOTAL COMPREHENSIVE (LOSS) INCOME		$(1,135)	$116
(LOSS) EARNINGS PER SHARE
Basic (loss) earnings per share	8	$(0.08)	$0.08
Diluted (loss) earnings per share	8	$(0.08)	$0.08

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(1) Prior period comparatives had been reclassified to conform with current year presentation. See Note 14.

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Points International Ltd.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States dollars except number of shares (Unaudited)		Share Capital		Contributed surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Note	Number of Shares	Amount

Balance at December 31, 2020		13,227,407	$49,251	$1,795	$623	$(16,450)	$35,219
Net loss		-	-	-	-	(1,092)	(1,092)
Other comprehensive loss, net of tax		-	-	-	(43)	-	(43)
Total comprehensive loss		-	-	-	(43)	(1,092)	(1,135)
Effect of equity-settled share-based compensation expense	6,10	-	-	930	-	-	930
Settlement of RSUs	10	-	243	(700)	-	-	(457)
Shares issued, net of issuance costs	7	1,687,510	23,275	-	-	-	23,275
Balance at March 31, 2021		14,914,917	$72,769	$2,025	$580	$(17,542)	$57,832

Balance at December 31, 2019		13,241,516	$45,799	$-	$184	$(6,791)	$39,192
Net income		-	-	-	-	1,118	1,118
Other comprehensive loss, net of tax		-	-	-	(1,002)	-	(1,002)
Total comprehensive income		-	-	-	(1,002)	1,118	116
Effect of equity-settled share-based compensation expense	6,10	-	-	879	-	-	879
Share issuances - options exercised		50,299	506	(439)	-	-	67
Settlement of RSUs	10	-	2,759	(3,938)	-	-	(1,179)
Shares repurchased and cancelled	7	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity(1)		-	-	4,302	-	(4,302)	-
Balance at March 31, 2020		13,224,332	$48,826	$-	$(818)	$(9,975)	$38,033

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(1) The Corporation has adopted a policy that when contributed surplus is in debit balance, the amount is reclassified to accumulated deficit for financial statement presentation purposes.

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Points International Ltd.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars

(Unaudited)

For the three months ended March 31	Note	2021	2020
Cash flows from operating activities
Net (loss) income for the period		$(1,092)	$1,118
Adjustments for:
Depreciation of property and equipment		515	339
Depreciation of right-of-use assets		245	299
Amortization of intangible assets		657	611
Unrealized foreign exchange gain		(51)	(1,087)
Equity-settled share-based compensation expense	6,10	930	879
Finance costs		126	88
Deferred income tax (recovery) expense		(533)	170
Derivative contracts designated as cash flow hedges		(61)	(1,386)
Changes in cash held in trust		(319)	1,380
Changes in non-cash balances related to operations	12	4,258	(5,282)
Interest paid		(163)	(43)
Net cash provided by (used in) operating activities		$4,512	$(2,914)

Cash flows from investing activities
Acquisition of property and equipment		(252)	(303)
Additions to intangible assets		(204)	(604)
Net cash used in investing activities		$(456)	$(907)

Cash flows from financing activities
Net proceeds from issuance of share capital	7	23,275	-
Proceeds from long term debt	9	-	40,000
Repayment of long term debt	9	(15,000)	-
Payment of lease liabilities		(334)	(326)
Proceeds from exercise of share options		-	67
Shares repurchased and cancelled	7	-	(1,042)
Taxes paid on net settlement of RSUs	10	(457)	(1,179)
Net cash provided by financing activities		$7,484	$37,520

Effect of exchange rate fluctuations on cash held		72	853
Net increase in cash and cash equivalents		$11,612	$34,552
Cash and cash equivalents at beginning of the period		$73,070	$69,965
Cash and cash equivalents at end of the period		$84,682	$104,517

Interest received		$24	$213
Taxes received		$355	$-
Taxes paid		$-	$(1,842)

Amounts received for interest and paid in taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

1. REPORTING ENTITY

Points International Ltd. (the "Corporation" or "Points") is a company domiciled in Canada. The address of the Corporation's registered office is 111 Richmond Street West, Suite 700, Toronto, ON, Canada M5H 2G4. The condensed consolidated interim financial statements of the Corporation are as at and for the three months ended March 31, 2021. The Corporation's shares are publicly traded on the Toronto Stock Exchange ("TSX") as PTS and on the NASDAQ Capital Market ("NASDAQ") as PCOM.

Points provides technology solutions and services to loyalty programs around the world. The Corporation's services facilitate the accrual or redemption of loyalty program currency (points or miles). Accrual transactions are typically focused on generating revenue for loyalty program partners while redemption transactions are focused on offering additional engagement options for program members that are cost effective for the loyalty program. Points has nearly 60 loyalty program partnerships across the airline, hospitality, financial services and retail verticals.

The Corporation's operations can be moderately influenced by seasonality.  Historically gross profit is highest in the fourth quarter in each year as certain product offerings and marketing activities peak during this time.  Commencing 2020, financial results did not follow this trend due to the adverse impact of the COVID-19 pandemic.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2020 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three months ended March 31, 2021 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

The notes presented in these first quarter 2021 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2020 and are not fully inclusive of all disclosures required by International Financial Reporting Standards ("IFRS") for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation's annual audited consolidated financial statements for the year ended December 31, 2020. All amounts are expressed in thousands of United States dollars ("USD"), except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 12, 2021.

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation's annual audited consolidated financial statements for the year ended December 31, 2020.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

(a) New standards adopted in 2021

The following amendments to IFRS are effective from January 1, 2021, but they do not have a material impact on the Corporation's condensed consolidated interim financial statements:

Interest Rate Benchmark Reform - Phase 2

In August 2020, the IASB issued additional amendments to IFRS 9, Financial Instruments, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts, IFRS 16, Leases - The objective of these amendments is to address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in IFRS 9, IFRS 7, IFRS 4 and IFRS 16.

As at January 1, 2021, the Corporation had $15,000 borrowings on its LIBOR secured credit facility, which were fully repaid by March 31, 2021. As at March 31, 2021, the Corporation continues to have access to this facility and expects the interest rate benchmark to be changed to Secured Overnight Financing Rate ("SOFR") in the later part of 2021. The Corporation does not expect any significant impact as a result of applying the amendments.

(b) Segment Reporting

During the first quarter of 2021, the Corporation realigned its organizational, operational and internal reporting structures. As a result, the Corporation combined its Loyalty Currency Retailing, Platform Partners and Points Travel operations, previously considered as three distinct operating segments, into one segment. The change to a single operating segment resulted from various factors, including changes to the Corporation's management structure and to drive greater efficiencies and scale in the Corporation's business.

The Corporation's chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM regularly reviews the Corporation's operating results and makes decisions about resources allocation based on information provided by Management at a consolidated level.

(c) Cash Generating Units

For purposes of assessing impairment under IFRS, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash generating units or CGU). The Corporation tests CGUs or groups of CGUs with indefinite life intangible assets and/or allocated goodwill for impairment as at December 31 of each calendar year or when an indicator of impairment is considered to exist. The Corporation had previously determined that it had three CGUs, being Loyalty Currency Retailing, Platform Partners and Points Travel. Goodwill and indefinite life intangible assets were previously allocated to the Loyalty Currency Retailing CGU. Commencing January 1, 2021, Management has determined that the Corporation has a single CGU.

In recent years, the Corporation continued to improve on the functionality and scalability of the Loyalty Commerce Platform ("LCP"), with the intention to migrate and centralize the Corporation's technology. The technologies that previously operated separately, are now fundamentally integrated with the LCP, which Management determined as the core asset and backbone for facilitating substantially all of the Corporation's transactions. This centralization and migration of products to the LCP, coupled with the Corporation's change in organizational structure (see Note 3(b)), and how Management monitors operations and makes business decisions, resulted in the change to a single CGU.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

The Corporation assessed qualitatively and quantitatively the recoverable amount of its CGU as at March 31, 2021. Based on the facts and circumstances present as at March 31, 2021, it was concluded that there was no impairment.

4. COVID-19

During the first quarter of 2021, COVID-19 continued to have a significant adverse impact on the Corporation's transaction volumes, resulting in a decline in revenue and gross profit compared to pre-COVID levels.

In response to COVID-19, the Corporation implemented the following measures at the onset of the pandemic to mitigate its impact on the business, preserve cash, and strengthen the Corporation's overall liquidity:

● Expense mitigation measures including pausing most hiring activity and significantly reducing discretionary spend.

● Pursued government subsidy programs available to the Corporation in the jurisdictions in which the Corporation operates, most notably the Canada Emergency Wage Subsidy program ("CEWS"); refer to Note 6.

● Took advantage of tax relief packages in the jurisdictions in which the Corporation operates, including the deferral of monthly tax instalments in Canada and Singapore.

● Suspended future share buyback activity under the Normal Course Issuer Bid ("NCIB") and significantly reduced funding of the Restricted Share Unit ("RSU") plan.

● Reduced capital expenditures.

The duration and impact of the COVID-19 pandemic on future periods remains unknown. The COVID-19 pandemic, the measures taken by governments of countries affected and the resulting economic impact may continue to adversely affect the Corporation's financial performance, cash flows and financial position as well as that of its partners in future periods.

5. OPERATING SEGMENT

The Corporation provides technology solutions and services to the loyalty program industry and is organized and managed as a single operating segment, with its operating results reviewed by the Corporation's Chief Executive Officer, who is the CODM.

Enterprise-wide disclosures - Geographic information

For the three months ended March 31	2021		2020
Revenue
United States	$58,404	90%	$72,025	87%
Europe	3,956	6%	5,867	7%
Other	2,665	4%	4,781	6%
	$65,025	100%	$82,673	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation's loyalty partners. As at March 31, 2021, substantially all of the Corporation's assets were in Canada.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Dependence on loyalty program partners

For the three-month period ended March 31, 2021, there were four (2020 - two) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation's total revenue. In aggregate, sales to the members of these partners represented 78% (2020 - 57%) of the Corporation's total revenue.

6. EMPLOYMENT COSTS

During the first quarter of 2021, total employment costs, comprising of salaries, benefits and equity-settled share-based compensation expense, net of government grants and tax credits, were $6,582 (2020 - $7,708).

The Corporation's equity-settled share-based compensation expenses were recognized as follows:

For the three months ended March 31	2021	2020
Sales and marketing	$241	$211
Research and development	68	254
General and administrative	621	414
Total equity-settled share-based compensation expenses	$930	$879

In March 2020, the Government of Canada announced the CEWS and enacted Bill C-14 in April 2020. The CEWS provides eligible employers with subsidies on employee renumeration. The Government of Canada has extended the CEWS through to June 2021, and is currently proposed to be further extended through to September 2021 based on the recent federal budget.

During the first quarter of 2021, the Corporation recorded subsidies of $1,261, of which $1,206 was recognized as a reduction to operating expenses and $55 related to eligible costs incurred in connection with the development of software to be used internally or for providing services to customers, was capitalized as intangible assets. As at March 31, 2021, $1,079 of the CEWS was recorded in accounts receivable in the condensed consolidated interim statements of financial position. No subsidies were recognized for the three- month period ended March 31, 2020.

7. CAPITAL AND OTHER COMPONENTS OF EQUITY

Share Offering

In March 2021, the Corporation completed an underwritten public offering of 1,687,510 common shares at a price of CAD $18.75 per common share, for aggregate gross proceeds of $25,129 (CAD $31,641), which included 220,110 common shares purchased by the underwriters pursuant to the exercise of the over-allotment option. After deduction of the underwriters' fees and expenses of the offering, net proceeds were $23,275.

Normal Course Issuer Bid

During March 8, 2017, the Board of Directors of the Corporation approved a plan to repurchase the Corporation's common shares. On August 14, 2019, the NCIB program was renewed with a total of 679,034 shares to be repurchased under this 2019 plan (the "2019 Repurchase"), representing 5% of the Corporation's 13,580,692 shares issued and outstanding as of July 31, 2019. The Corporation entered into an automatic share purchase plan with a broker to facilitate the 2019 Repurchase.

On September 9, 2020, the NCIB program was renewed with a total of 661,370 shares to be repurchased under this 2020 plan, representing 5% of the Corporation's 13,227,407 shares issued and outstanding as of August 31, 2020. The Corporation has entered into an automatic share purchase plan with a broker to facilitate potential repurchases.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

The primary purpose of the NCIB repurchases is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods.  Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporation's written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, the Corporation's cash position, and other factors.

During the three months ended March 31, 2021, the Corporation did not repurchase and cancel any common shares under its NCIB program. During the three months ended March 31, 2020, the Corporation repurchased and cancelled 67,483 common shares at an aggregate purchase price of $1,042, resulting in a reduction of share capital and contributed surplus of $238 and $804, respectively.

8. (LOSS) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss) earnings per share:

	For the three months ended March 31
	2021	2020
Net (loss) income available to common shareholders for basic and diluted (loss) earnings per share	$(1,092)	$1,118
Weighted average number of common shares outstanding - basic	13,264,907	13,213,200
Effect of dilutive securities	-	340,270
Weighted average number of common shares outstanding - diluted	13,264,907	13,553,470
(Loss) Earnings per share - reported
Basic	$(0.08)	$0.08
Diluted	$(0.08)	$0.08

For the three months ended March 31, 2021, there were 1,021,156 options (2020 - nil) excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. The average market value of the Corporation's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

9. LONG TERM DEBT

On December 10, 2019, the Corporation entered into a $50.0 million senior secured revolving credit facility with the Royal Bank of Canada and the Bank of Nova Scotia. The credit facility is available for general corporate purposes, including the financing of working capital, capital expenditures and acquisitions. This credit facility has a three-year maturity with no fixed repayment dates prior to the end of the three-year term ending December 10, 2022. Depending on the type of advance, interest rates under the credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 0.75% to 2.00%.

On November 23, 2020, the Corporation entered into an agreement with the lenders to amend the existing senior secured credit facility (the "Amendment") to provide covenant relief through June 30, 2021. The Amendment suspends the testing of financial covenants for three quarters, beginning with the quarter ended December 31, 2020 through to the end of June 2021. Under the terms of the amendment, the net senior leverage ratio, the interest coverage ratio, and the fixed charge coverage ratio are replaced through to June 30, 2021 with a minimum Adjusted EBITDA and a minimum liquidity test, with the Corporation agreeing to extend the Minimum Adjusted EBITDA test two additional quarters. In addition, the Corporation agreed to reduce the facility size from $50.0 million to $40.0 million. The Corporation also agreed to not initiate any purchases under the NCIB program and to restrict payments related to the RSU plan up to June 30, 2021. The amended credit facility also includes an anti-cash hoarding clause, which requires a repayment of excess cash borrowings when the Corporation's unrestricted cash and cash equivalents, plus amounts receivable from payment processors less amounts owing to loyalty partners, exceeds $25,000. Beginning in the third quarter of 2021, this amount will be increased to $30,000. Drawdowns and advances under the amended credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 1.75% to 2.75%. The LIBOR is set to be phased out by the end of 2021. Under the Amendment, the Corporation has negotiated with the lenders to replace LIBOR with the Secured Overnight Financing Rate (SOFR) as the expected benchmark replacement. The benchmark replacement will be effective at the public statement release by the Benchmark Administrator, with the option for the Corporation to early adopt with the approval of the lenders.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

During the first quarter of 2021, the Corporation repaid $15,000 on the senior secured credit facility. As at March 31, 2021, the Corporation did not have any borrowings on the senior secured credit facility (March 31, 2020 - $40,000).

The credit facility contains certain financial and other covenants that the Corporation is required to maintain. The Corporation was in compliance with all applicable covenants under the credit facility agreement as at March 31, 2021 and March 31, 2020. COVID-19 continues to have an adverse impact on the Corporation's business and it remains challenging to accurately predict the Corporation's future financial performance. If the Corporation expects to be unable to maintain compliance with such covenants in 2021, the Corporation would seek an additional waiver from its lenders to avoid a potential breach.

10. SHARE-BASED COMPENSATION

As at March 31, 2021, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation's daily share price fluctuated over a period commensurate with the expected life of the options. During the three month period ended March 31, 2021, the Corporation did not grant any options (2020 - nil).

During the three months ended March 31, 2021, the Corporation recognized expense of $51 related to its share option plan.

In 2020, the adverse impact of the COVID-19 pandemic on the business has affected the probability of achieving certain performance thresholds of the performance options previously granted. During the first quarter of 2020, the Corporation used the modified grant-date method and reassessed the probability of achieving the specified performance metrics for the performance options based on the most likely outcome, which resulted in a lower share option expense for the quarter. During the three months ended March 31, 2020, the Corporation recognized expense of $6 related to its share option plan.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

The share option plan authorized the number of options for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at March 31, 2021 and 2020 are shown in the table below:

	March 31, 2021	March 31, 2020
Shares outstanding as at March 2, 2016	15,298,602	15,298,602
Percentage of shares outstanding	10%	10%
Net options authorized	1,529,860	1,529,860
Less: options issued & outstanding	(1,021,156)	(1,159,411)
Options available for grant	508,704	370,449

A summary of the status of the Corporation's share option plan as of March 31, 2021 and 2020, and changes during the three months ended on those dates is presented below.

	2021		2020
	Number of Options	Weighted Average Exercise Price (in CAD$)	Number of Options	Weighted Average Exercise Price (in CAD$)
Beginning of period	1,021,156	$14.54	1,321,288	$14.26
Granted	-	-	-	-
Exercised	-	-	(158,975)	$12.34
Expired and forfeited	-	-	(2,902)	$12.34
End of period	1,021,156	$14.54	1,159,411	$14.53
Exercisable at end of period	23,956	$10.50	47,311	$12.27

As at March 31, 2021:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$5.00 to $9.99	14,570	0.17	$9.89	14,570	$9.89
$10.00 to $14.99	754,586	3.66	$13.90	9,386	$11.45
$15.00 to $19.99	252,000	4.39	$16.72	-	-
	1,021,156			23,956

As at March 31, 2020:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$5.00 to $9.99	22,280	0.94	$9.89	22,280	$9.89
$10.00 to $14.99	849,131	4.66	$13.89	11,531	$11.28
$15.00 to $19.99	288,000	5.33	$16.76	13,500	$17.05
	1,159,411			47,311

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Share unit plan

During the three months ended March 31, 2021, 48,431 share units were granted (2020 - 421,048 share units). As at March 31, 2021, 542,420 share units were outstanding (2020 - 556,224 share units).

During the three months ended March 31, 2021, the Corporation recognized expense of $879 (2020 - $873) related to its share unit plan.

	Number of Share units	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2021	570,126	$ 15.06
Granted	48,431	$ 19.95
Vested	(62,555)	$ 14.07
Forfeited	(13,582)	$ 14.11
Balance at March 31, 2021	542,420	$ 15.63
	Number of Share units	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2020	496,942	$ 14.63
Granted	421,048	$ 16.41
Vested	(359,723)	$ 14.92
Forfeited	(2,023)	$ 16.72
Balance at March 31, 2020	556,244	$ 15.79

Under the Share Unit plan, share units can be settled in cash or shares at the Corporation's discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market through a share purchase trust on a periodic basis. During the three months ended March 31, 2021 and 2020, the Corporation did not purchase any shares for the trust. The Corporation paid certain withholding taxes in cash rather than reselling shares held in trust into the market. For the three-month period ended March 31, 2021, 62,555 share units (2020 - 359,723 share units) vested, for which the Corporation settled 33,701 share units (2020 - 253,104 share units) through the issuance of shares held in trust and paid $457 (2020 - $1,179) of withholding taxes.

11. GUARANTEES AND COMMITMENTS

	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1)(2)	$394,490	$122,457	$121,529	$116,548	$33,956	$-

(1) For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles for each contract year over the duration of the contract term between the Corporation and loyalty program partner.  Management evaluates each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

For the three months ended March 31	2021	2020
(Increase) Decrease in funds receivable from payment processors	$(3,160)	$12,743
(Increase) Decrease in accounts receivable	(2,406)	7,352
Decrease (Increase) in prepaid taxes	233	(1)
Decrease in prepaid expenses and other assets	133	287
Decrease in accounts payable and accrued liabilities	(294)	(4,556)
Increase (Decrease) in income taxes payable	186	(1,728)
Increase in other liabilities	99	1,200
Increase (Decrease) in payable to loyalty program partners	9,467	(20,579)
	$4,258	$(5,282)

13. FINANCIAL INSTRUMENTS

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the condensed consolidated interim statement of financial position (funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value at March 31, 2021 and December 31, 2020 due to their short-term maturities. The fair value of long-term debt approximates its carrying value as at December 31, 2020.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The carrying value of financial assets and financial liabilities measured at fair value in the condensed consolidated interim statements of financial position as at March 31, 2021 and December 31, 2020 are as follows:

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

As at March 31, 2021	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$765	$765
	$765	$765

As at December 31, 2020	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$827	$827
	$827	$827

(i) The carrying values of the Corporation's foreign exchange forward contracts are included in prepaid expenses and other assets in the condensed consolidated interim statements of financial position.

There were no material financial instruments categorized in Level 1 or Level 3 as at March 31, 2021 and December 31, 2020 and there were no transfers of financial instruments between Levels 2 and 3 of the fair value hierarchy in the respective periods.

14. RECLASSIFICATION OF EXPENSES

During the first quarter of 2021, the Corporation updated its expense classification to align the presentation with how management view the business internally and to make its reporting more relevant and comparable to other technology enabled platform companies. The prior period comparatives have been reclassified to conform to the current period presentation. As part of this reclassification, Foreign exchange gain/loss is no longer included in Total operating expenses. The reclassification did not result in a change in Income (Loss) before income taxes. Under the current presentation, Employment costs, Marketing and communications, Technology services and Other operating expenses are now reclassified as Sales and marketing, Research and development and General and administrative.

Sales and Marketing

Sales and marketing expenses consist primarily of employment costs, including equity-settled share-based compensation expense and other personnel related expenses, for business development, marketing, account management, data analytics, partner delivery and other partner and customer facing functions. Other costs within sales and marketing include travel-related expenses, marketing agency and brand management costs, certain corporate overhead allocations and other general marketing expenses.

Research and Development

Research and development expenses consist primarily of employment costs, including equity-settled share-based compensation expense and other personnel related expenses, for product-related functions including product management, engineering, web design and development and product delivery resources. These costs also include certain corporate overhead allocations.

General and Administrative

General and administrative expenses consist of employment costs, including equity-settled share-based compensation expense and other personnel related expenses, for finance, accounting and treasury, legal, human resources, and the majority of the executive team. These costs also include corporate insurance, certain professional fees and software license costs, and other general corporate expenses.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

The following are the classification of expenses for the three-month period ended March 31, 2020 under the previous and current presentations.

Previous presentation:

For the three months ended March 31	2020
OPERATING EXPENSES
Employment costs	$7,708
Marketing and communications	422
Technology services	752
Depreciation and amortization	1,249
Foreign exchange gain	(38)
Other operating expenses	2,408
Total Operating Expenses	$12,501

Current presentation:

For the three months ended March 31	2020
OPERATING EXPENSES
Sales and marketing	$4,521
Research and development	3,628
General and administrative	3,141
Depreciation and amortization	1,249
Total Operating Expenses	$12,539

Foreign exchange gain	(38)
$12,501

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